ITT Educational Services, Inc.
13000 North Meridian Street
Carmel, IN 46032-1404
Telephone (317) 706-9200

June 4, 2010

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:           ITT Educational Services, Inc.
Form 10-Q for the Quarter Ended March 31, 2010
Filed April 22, 2010
File No. 1-13144

Dear Mr. Spirgel:

On behalf of ITT Educational Services, Inc. (the “Company,” “we” or “us”), this letter is in response to the Securities and Exchange Commission’s (the “Commission”) comment letter dated May 7, 2010 relating to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (the “Form 10-Q”).  For the sake of convenience, we have reproduced each comment below, with our response thereto following each such comment.

Note 11.  Contingencies

1.
Comment: We note that you hold a variable interest in a trust in connection with the PEAKS Private Student Loan Program.  You disclose that you have guaranteed the payment of principal, interest and certain call premiums on the Senior Debt issued by the trust.  In addition, the holders of the Senior Debt could require you to repurchase their debt in certain limited circumstances.  Tell us how you applied the guidance in FASB ASC 810-10-25-38A in reaching your conclusion that you are not the primary beneficiary of the trust.  In your response please address the following:

•	Describe the nature and extent of your involvement in the activities of the trust, including a discussion of its purpose and design.
•	Identify the variable interests in the trust, tell us who holds those variable interests, and discuss the level and type of risk passed through to each of the variable interest holders.
•	Explain the activities of the trust and identify who has the power to direct each of those activities, including a discussion of how that power is exercised.
•	In the event that there is a default on a student loan tell us who is responsible for collection procedures or negotiating revisions to the terms of the loan.
•	Tell us whether the PEAK program affects receivables from students recorded on your balance sheet.

Disclose the methodology and significant judgments and assumptions involved in determining whether you are the primary beneficiary of the trust.  Also provide the other disclosures outlined in FASB ASC 810-10-50-5A, if applicable.  Please provide us with the revised disclosures you will include in your next Form 10-Q.

Response:
In preparing its financial statements for the fiscal quarter ended March 31, 2010, the Company followed Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810-10-25-38A (“25-38A”) in determining whether it was the primary beneficiary of the PEAKS trust (“Trust”).  Under 25-38A, a reporting entity shall be deemed to have a controlling financial interest in a variable interest entity (“VIE”) and, therefore, considered to be the primary beneficiary of the VIE, if it has both of the following characteristics:

•	the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance (the “Power Criteria”); and
•	either:
•	the obligation to absorb losses of the VIE that could potentially be significant to the VIE (the “Losses Criteria”); or
•	the right to receive benefits from the VIE that could potentially be significant to the VIE (the “Benefits Criteria”).

As described in more detail below, the Company conducted an assessment of numerous factors in determining whether it had a controlling financial interest in the Trust, including:

•	the Trust’s purpose and design, including the risks that the Trust was designed to create and pass through to its variable interest holders;
•	the variable interests in the Trust and the holders of those interests;
•	the involvement of the variable interest holders in the activities of the Trust;
•	the activities that significantly impact the economic performance of the Trust;
•	how the power to direct the significant activities of the Trust is exercised;
•	whether the Company satisfies the Power Criteria; and
•	if the Company satisfies the Power Criteria, whether it also satisfies either the Benefits Criteria or the Losses Criteria.

As a result of that assessment, the Company concluded that it does not satisfy the Power Criteria, and that it does not satisfy either the Benefits Criteria or the Losses Criteria.

The Company determined that the economic performance of the Trust is most significantly impacted by the activities associated with:

•	the Trust’s cost of debt capital, including the administration of the Trust’s debt obligations;
•	the underwriting criteria of, and the interest rates and fees charged on, the private education loans purchased by the Trust under the PEAKS Private Student Loan Program (the “PEAKS Program”); and
•	the performance of the portfolio of private education loan assets owned by the Trust.

The activities associated with determining the Trust’s cost of debt capital occurred during the development of the PEAKS Program.  The Trust’s cost of debt capital was primarily a function of the structure of the transaction, which was directed by the capital markets and arranged and negotiated by the financial institution (the “Sponsor”) that designed the structure of the PEAKS Program.  The Company did not have the power to direct the activities that determined the Trust’s cost of debt capital.

Continuing activities that affect the Trust’s cost of debt capital pertain to the Trust’s administration of its debt obligations.  Those activities primarily include:

•	maintaining accurate records;
•	making the appropriate payment calculations; and
•	making timely payments to the debt holders.

The Trust’s administration activities associated with its debt obligations are performed on behalf of the Trust under an administration agreement (the “Administration Agreement”) by an administrator (the “Administrator”) that was appointed by the Trust and a trust company acting as owner trustee of the Trust (the “Owner Trustee”).  The Administrator is also the Trust’s sole equity holder (the “Trust Equity Holder”), and is unaffiliated with the Company.  The Company does not have the power to direct the activities of the Administrator.

The economic performance of the Trust is affected by the interest rates and fees charged on the private education loans purchased by the Trust under the PEAKS Program.  Those interest rates and fees were determined during the development of the PEAKS Program in connection with establishing the underwriting criteria for the private education loans made under the PEAKS Program.  The activities associated with establishing the underwriting criteria of, and the interest rates and fees charged on, the private education loans made under the PEAKS Program were directed by the lender that makes the private education loans under the PEAKS Program (the “Originating Lender”) with financial modeling and advice from the Sponsor.  The Company did not have the power to direct the activities that established the underwriting criteria of, or the interest rates and fees charged on, the private education loans that the Trust purchases under the PEAKS Program.

The interest and fees that are earned by the Trust on its portfolio of private education loans purchased under the PEAKS Program are affected by whether those private education loans satisfy the specified underwriting criteria.  The Administrator identifies for the Trust the private education loans eligible for purchase under the PEAKS Program.  The activities related to originating loans in accordance with the underwriting criteria established under the PEAKS Program are performed on behalf of the Originating Lender by a loan originating agent (the “Originating Agent”) that was appointed by the Originating Lender.  The Originating Agent is also the Trust Equity Holder.  The Administrator and the Originating Agent can only be removed in very limited, non-discretionary circumstances.  The Company does not have the power to direct the Originating Lender’s loan origination activities or the Trust’s administration activities, including determining whether the borrower eligibility requirements associated with the private education loans made under the PEAKS Program that the Trust purchases are satisfied.

The activities that most significantly impact the performance of the private education loan assets of the Trust involve the servicing (which includes the collection) of those private education loans.  Those activities include, but are not limited to, making decisions with respect to:

•	collection procedures associated with private education loans that are in default;
•	whether to accept partial payments in full satisfaction of a defaulted loan; and
•	whether to grant forbearances on the private education loans.

The servicing of the private education loans owned by the Trust is performed by a servicing entity (the “Servicer”) that was appointed by the Trust and the Owner Trustee.  The Servicer is also the Trust Equity Holder.  Through its role as the Servicer, the Trust Equity Holder has the power to perform the activities that significantly impact the economic performance of the Trust’s assets which could result in a potentially significant economic benefit to the Trust Equity Holder.  Under the servicing agreement with the Servicer (the “Servicing Agreement”), the Servicer can only be removed in very limited, non-discretionary circumstances.  The Company does not have the power to direct the servicing activities with respect to the Trust’s private education loan assets.

The Company concluded that it does not satisfy the Power Criteria and, therefore, is not the primary beneficiary of the Trust, because it:

•	does not have the power to direct the servicing activities of the Trust’s private education loans;
•	does not have the power to direct the Trust’s administration activities or the Originating Agent’s loan origination activities;
•
did not have the power to direct the activities that established the underwriting criteria of, or the interest rates and fees charged on, the private education loans that the Trust purchases under the PEAKS Program; and

•	did not and does not have the power to direct the activities that determined the Trust’s cost of debt capital or continue to affect the Trust’s cost of debt capital.

The Nature and Extent of the Company’s Involvement in the Trust’s Activities
The primary purposes of the Trust are to:

•	provide investors with an investment opportunity involving a pool of private education loans; and
•	realize a return in excess of its cost of debt capital.

The Trust was formed by the Trust Equity Holder and the Owner Trustee, neither of which are affiliated with the Company.  The Owner Trustee is affiliated with the Sponsor.  The Trust Equity Holder is the sole beneficial owner of the Trust.

Under the PEAKS Program, the Originating Lender, which is unaffiliated with the Company, makes private education loans to eligible students of the Company.  The Trust issued $300 million of senior debt (“Senior Debt”) to institutional investors (the “Institutional Investors”) that are unaffiliated with the Company.  The Trust uses the proceeds from the issuance of the Senior Debt to purchase the private education loans made by the Originating Lender to the Company’s students under the PEAKS Program, and to pay interest on the Senior Debt and administrative fees and expenses of the Trust.  The Company transfers to the Trust a portion of the amount of each private education loan disbursed to the Company on behalf of its students by the Originating Lender in exchange for a subordinated note (the “Subordinated Note”) issued by the Trust.  The Trust uses the proceeds from the issuance of the Subordinated Note as a portion of the purchase price of the private education loans purchased by the Trust.  The assets of the Trust (which are primarily the private education loans purchased by the Trust with the proceeds of the Senior Debt and the Subordinated Note) serve as collateral for, and are intended to be the principal source of, the repayment of the Senior Debt and the Subordinated Note.  The Company guarantees the payment of the principal, interest and certain call premiums owed on the Senior Debt and the fees owed by the Trust for outsourcing the Trust’s administration and servicing of the private education loans owned by the Trust (the “Guarantee”).  The Guarantee remains in effect until the Senior Debt and the Trust’s fees and expenses are paid in full.  At such time, the Company will be entitled to repayment of the amount of any payments made under the Guarantee and payment of the Subordinated Note, in each case to the extent of available funds remaining in the Trust.  The Trust was designed to pass through the credit risk inherent in the pool of private education loans that it acquires from the Originating Lender to the variable interest holders, as discussed below.

The structure of the PEAKS Program was designed, developed and presented to the Company by the Sponsor based on a similar private education loan program that the Sponsor had designed and arranged for other educational institutions in the recent past.  The Sponsor developed the fundamental structure of the PEAKS Program and arranged for the participation of the other parties to enable the execution of the activities required to fulfill the purposes of the Trust.  The Sponsor received a fee from the Trust for these services.  The Company’s involvement in developing the structure of the Trust was limited and primarily involved negotiating terms related to the Subordinated Note and the Guarantee.

The activities of the Trust and the parties responsible for performing those activities are specified in the various agreements related to the PEAKS Program.  The Trust and the Owner Trustee have engaged the Trust Equity Holder to perform the activities of the Administrator and Servicer, which are the most significant activities of the Trust.  As described in detail above, the Company has no power to direct the activities of the Trust.  The Company only has certain protective rights related to the Trust.  For instance, if the Company is not in default under the Guarantee, the Trust must obtain the Company’s consent to:

•
the Trust’s selection of a new Administrator or Servicer and the terms of the replacement agreement therewith upon termination of the Administration Agreement with the Administrator or the Servicing Agreement with the Servicer;

•	the Trust’s waiver of any material default by the Administrator or Servicer in the performance of any of the Administrator’s or Servicer’s duties; or
•	an increase of the fees charged to the Trust by the Administrator or the Servicer.

The Administrator or the Servicer can only be removed in very limited, non-discretionary circumstances, which primarily involve the inability or failure of the Administrator or Servicer to perform the services, or the failure of the Servicer to meet pre-established performance criteria.

Variable Interests in the Trust
The Company identified the following variable interests in the Trust and the holder of each such interest in the order of the level of risk (with the first variable interest listed having the least risk associated with it).

Variable Interest	Variable Interest Holder
Servicing Agreement	Servicer (Trust Equity Holder)
Administration Agreement	Administrator (Trust Equity Holder)
Senior Debt	Institutional Investors
Subordinated Note	Company
Guarantee	Company
Equity Interest	Trust Equity Holder

The Servicing Agreement and the Administration Agreement are identified as variable interests in the Trust, because the entity serving as the Servicer and Administrator under those agreements is the Trust Equity Holder, which would receive a significant amount of the expected benefits from the Trust.  The Trust Equity Holder, through its role as the Servicer and Administrator, is subject to the risk associated with the payment of the fees due to it under the Servicing Agreement and the Administration Agreement, which includes both the credit risk inherent in the pool of private education loans owned by the Trust and the credit risk that the Company would be unable to fulfill its obligations under the Guarantee.  The Servicer and Administrator (as the recipient of the servicing fees and administration fees) have the lowest level of exposure to the credit risk created by the Trust.  This is because the servicing fees and administration fees are payable by the Trust prior to the Trust’s obligations owed to the other variable interest holders.

The Senior Debt constitutes asset-backed securities and is an obligation of the Trust.  The Institutional Investors, which hold the Senior Debt, are subject to the credit risk associated with the payment of the Senior Debt, which includes both the credit risk inherent in the pool of private education loans owned by the Trust and the credit risk that the Company would be unable to fulfill its obligations under the Guarantee.  Following the Servicer and the Administrator, the Institutional Investors have the next lowest level of exposure to the credit risks created by the Trust.

The Trust issued the Subordinated Note to the Company, the principal amount of which increases by each advance made by the Company to the Trust.  The Company, as the holder of the Subordinated Note, is subject to the credit risk associated with the payment of the Subordinated Note, which includes the credit risk inherent in the pool of private education loans owned by the Trust.  Payment of the Subordinated Note is subordinated to the payment of the Senior Debt, the servicing fees and the administration fees and, therefore, the Company (as the holder of the Subordinated Note) will absorb the credit risks created by the Trust prior to the Institutional Investors, the Servicer and the Administrator.

The Guarantee issued by the Company to the Trust subjects the Company to the credit risk associated with the payment of the Senior Debt and the servicing and administration fees, which includes the credit risk inherent in the pool of private education loans owned by the Trust.  Since the Guarantee covers payment of the Senior Debt, the servicing fees and the administration fees, the Company will absorb the credit risks created by the Trust prior to the Institutional Investors, the Servicer and the Administrator.  The amount of the private education loans purchased by the Trust under the PEAKS Program that default would have to be significantly higher than the Company’s historical experience with private education loans under similar programs before the Company would be obligated to make a payment under the Guarantee that would not later be repaid to the Company by the Trust following payment of the Senior Debt and the Trust’s fees and expenses.  In addition, the risk that the Company would be required to make a payment on the Guarantee that is not later repaid is mitigated by the overcollateralization of the Senior Debt. This overcollateralization is primarily a result of the excess interest earned on the private education loans purchased by the Trust over the interest payable on the Senior Debt.

The Trust Equity Holder, which holds the equity interest of the Trust, is the sole beneficial owner of the Trust.  The amount of funds available to the Trust Equity Holder following the payment of all obligations of the Trust (the “Residual Value”) is subject to the credit risk inherent in the pool of private education loans owned by the Trust and the credit risk that the Company would be unable to fulfill its obligations under the Guarantee.  The credit risk associated with the Residual Value is mitigated by the overcollateralization of the Senior Debt.

In order to determine the potential benefit to the Trust Equity Holder from the Residual Value, the Company analyzed various possible scenarios of private education loan portfolio performance utilizing what it believes are conservative assumptions based on historical data for the following key variables:

•	the composition of the credit profiles of borrowers;
•	the interest rates and fees charged on the loans;
•	the default rates and the timing of the defaults associated with similar types of loans; and
•	the prepayment and speed of repayment associated with similar types of loans.

Based on its analysis, the Company concluded that the benefits represented by the Residual Value that the Trust Equity Holder should realize should significantly exceed the amount of economic benefit that the Company may have foregone on the Subordinated Note as a non-interest bearing note.

Trust Activities
The activities of the Trust that impact the economic performance of the Trust and the parties that had or have the power to direct each of those activities are summarized as follows:

Trust Activity	Power to Direct
Determining the Trust’s cost of debt capital	Sponsor
Administration of the Trust’s debt obligations	Administrator (Trust Equity Holder)
Establishing the underwriting criteria of, and the interest rates and fees charged on, the private education loans	Originating Lender and Sponsor
Identifying private education loans that satisfy the underwriting criteria for purchase by the Trust	Administrator (Trust Equity Holder)
Servicing the private education loans	Servicer (Trust Equity Holder)
Determinations on loan repayments and forbearances	Servicer (Trust Equity Holder)
Determinations on collection procedures associated with defaulted private education loans	Servicer (Trust Equity Holder)

Of the various activities that impact the economic performance of the Trust, the Company determined that the ongoing activities that most significantly impact the economic performance of the Trust involve the servicing (which includes the collection) of the private education loans owned by the Trust.  The Company made that determination based on the analysis it completed on various possible scenarios of student loan portfolio performance, as described above under “Variable Interests in the Trust.”

The Servicer performs the activities related to servicing the private education loans owned by the Trust, such as:

•	maintaining borrower accounts on behalf of the Trust;
•	providing borrowers with periodic payment statements;
•	receiving and processing private education loan payments;
•	establishing repayment schedules;
•	providing additional disclosure statements as required at the time the borrowers begin repayment;
•	processing deferment and forbearance requests;
•	performing collection activities for delinquent borrowers;
•	performing skip-tracing activities;
•	providing income tax reporting to borrowers and the Internal Revenue Service;
•	providing required privacy notices to borrowers;
•	transmitting private education loan receipts to the Trust;
•	providing monthly status reports regarding the private education loans;
•	deciding whether to accept or reject partial payments in settlement of defaulted private education loans; and
•	other related activities.

The Servicer cannot be removed from that role, unless:

•	it is the subject of a voluntary or involuntary action under bankruptcy, insolvency or other similar laws;
•	it is in default in any material respect in the performance of its duties and such default is not cured within any applicable cure period; or
•	it fails to satisfy the performance metrics specified in the Servicing Agreement, which performance metrics were not established by the Company.

The Trust Equity Holder, through its role as the Administrator, also performs the administration activities on behalf of the Trust associated with its debt obligations.  These activities have an impact on the economic performance of the Trust, although not as significant as the activities performed by the Servicer.  The activities include:

•	coordinating with the Owner Trustee for the performance of the functions of the Trust under the PEAKS Program;
•	providing directions regarding the investment of the funds in the Trust’s accounts;
•	coordinating the monthly application of funds in the Trust’s accounts; and
•	providing reports with respect to private education loan performance, Trust account balances and related matters.

The Administrator cannot be removed from that role, unless:

•	it is the subject of a voluntary or involuntary action under bankruptcy, insolvency or other similar laws;
•	it defaults in any material respect in the performance of its duties and such default is not cured within the applicable cure period; or
•	the Servicing Agreement is terminated.

The Trust Equity Holder, through its role as the Servicer and, to a lesser extent the Administrator, is the party that has and exercises the power to direct the Trust’s activities that most significantly impact the economic performance of the Trust.  The Trust Equity Holder exercises its power with respect to those activities without any involvement by, or discretion of, the Company.  As explained above, the Trust Equity Holder can only lose the power to direct the Trust’s servicing and administration activities in very limited circumstances, which primarily involve the inability or failure of the Servicer or Administrator to perform the services, or the failure of the Servicer to meet pre-established performance metrics.
Defaulted Student Loans
The Servicer is responsible for collection and default procedures associated with the private education loans owned by the Trust.  In the event that there is a default on a private education loan owned by the Trust, that loan will be placed with a collection agency selected by the Servicer.  The Servicer monitors the performance of the collection agencies to which defaulted loans are assigned, and may reassign those loans to other collection agencies as the Servicer, in its sole discretion, deems appropriate.  The Trust may elect to remove defaulted loans from the Servicer, in which case an advisor appointed by the Trust would direct all collection activities on those loans.  The Servicer makes all decisions with respect to forbearances related to the private education loans owned by the Trust and whether to accept partial payments in full satisfaction of a defaulted loan.

Student Receivable Balances
The decision to apply for a private education loan under the PEAKS Program is made solely by the student.  The determinations of whether a student satisfies the underwriting criteria and is approved to receive a private education loan under the PEAKS Program are made solely by the Originating Lender.  The Originating Lender has retained the Originating Agent to perform services related to the origination of the private education loans on behalf of the Originating Lender under the PEAKS Program.  The Originating Agent is the same entity as the Servicer, Administrator and Trust Equity Holder.

If a student receives a private education loan under the PEAKS Program, a portion of the proceeds from that loan may be used by the student to pay any existing balance that the student may owe to the Company.  Upon the receipt of those proceeds, the Company’s student receivable balance is reduced.

Disclosures
The disclosures under FASB ASC 810-10-50-5A(b) were not applicable for the Form 10-Q disclosures, because the Company acquired its variable interests in the Trust during the first quarter of 2010 and, therefore, the financial statements in the Form 10-Q for the quarter ended March 31, 2010 were the most recent financial statements for the Company to report its conclusion not to consolidate the Trust.  There were no changes in the facts and circumstances of the PEAKS Program prior to the date of issuance of the financial statements for the first quarter of 2010 that could have caused a change in the Company’s conclusion that the Company was not the primary beneficiary of the Trust.

With regard to the disclosures under FASB ASC 810-10-50-5A(c), for the fiscal quarter ended March 31, 2010, the Company did not explicitly or implicitly provide any financial or other support to the Trust that the Company was not contractually obligated to provide.  Furthermore, the Company does not intend to provide any such support to the Trust in the foreseeable future, other than what it is contractually required to provide.

The Company will expand the discussion of the PEAKS Program in a separate footnote to its Condensed Consolidated Financial Statements in its future filings, substantially as follows (dollars are in thousands):

“On January 20, 2010, we entered into agreements with unrelated third parties to establish the PEAKS Private Student Loan Program (“PEAKS Program”), which is a private education loan program for our students.   Under the PEAKS Program, an unaffiliated lender makes private education loans to our eligible students and, subsequently, sells those loans to an unaffiliated trust that purchases, owns and collects private education loans (“Trust”).  The Trust issued senior debt in the aggregate principal amount of $300,000 (“Senior Debt”) to investors.  The lender disburses the proceeds of the private education loans to us for application to the students’ account balances with us that represent their unpaid education costs.  We transfer a portion of the amount of each private education loan disbursed to us under the PEAKS Program to the Trust in exchange for a subordinated note issued by the Trust (“Subordinated Note”).  The Trust utilizes the proceeds from the issuance of the Senior Debt and the Subordinated Note to purchase the private education loans made by the lender to our students.  The assets of the Trust (which include, among other assets, the private education loans owned by the Trust) serve as collateral for, and are intended to be the principal source of, the repayment of the Senior Debt and the Subordinated Note.  We guarantee payment of the principal, interest and certain call premiums owed on the Senior Debt, and the administrative fees and expenses of the Trust (“Guarantee”).  See Note ____ – Contingencies, for further discussion of the Guarantee.

We did not explicitly or implicitly provide any financial or other support to the Trust during the fiscal quarter ended ____________, 20___ that we were not contractually required to provide, and we do not intend to provide any such support to the Trust in the foreseeable future, other than what we are contractually required to provide.

The Trust is a variable interest entity under ASC 810, “Consolidations” (“ASC 810”).  We held variable interests in the Trust as of ___________, 20___ as a result of the Subordinated Note and Guarantee.  To determine whether we were the primary beneficiary of the Trust, we:

•	assessed the risks that the Trust was designed to create and pass through to its variable interest holders;
•	identified the variable interests in the Trust;
•	identified the other variable interest holders and their involvement in the activities of the Trust;
•	identified the activities that most significantly impact the Trust’s economic performance;
•	determined whether we have the power to direct those activities; and
•	determined whether we have the right to receive the benefits from, or the obligation to absorb the losses of, the Trust that could potentially be significant to the Trust.

We determined that the activities of the Trust that most significantly impact the economic performance of the Trust involve the servicing (which includes the collection) of the private education loans owned by the Trust.  To make that determination, we analyzed various possible scenarios of student loan portfolio performance to evaluate the potential economic impact on the Trust.  In our analysis, we made what we believe are conservative assumptions based on historical data for the following key variables:

•	the composition of the credit profiles of borrowers;
•	the interest rates and fees charged on the loans;
•	the default rates and the timing of defaults associated with similar types of loans; and
•	the prepayment and the speed of repayment associated with similar types of loans.

Based on our analysis, we concluded that we are not the primary beneficiary of the Trust, because we do not have the power to direct the servicing activities of the Trust.  As a result, we are not required under ASC 810 to include the financial results of the Trust in our condensed consolidated financial statements for the fiscal quarter ended ______________, 20___.  Our conclusion that we are not the primary beneficiary of the Trust did not change from the prior reporting period.  Therefore, there was no effect on our condensed consolidated financial statements.”

2.
Comment: We also note that made advances under risk sharing agreements with unaffiliated third parties (the “2009 RSA” and “2007 RSA”).  You disclose that you are not considered the primary beneficiary in these variable interest entities.  Under these arrangements you have guaranteed the repayment of any loans that are charged off above a certain percentage of the private education loans made under the programs.  Tell us how you applied the guidance in FASB ASC 810-10-25-38A in reaching your conclusion that you are not the primary beneficiary in these arrangements.

Response:
2009 RSA
In preparing its financial statements for the fiscal quarter ended March 31, 2010, the Company followed 25-38A in determining whether it was the primary beneficiary of the unaffiliated third party (the “2009 Entity”) with which the Company entered into a risk sharing agreement in 2009 (the “2009 RSA”) related to a program whereby private education loans are made to the Company’s students (the “2009 Loan Program”).

The 2009 Entity was formed by financial institutions unaffiliated with the Company (the “2009 Entity Equity Holders”), which are the beneficial owners of the 2009 Entity, to invest in a pool of private education loans.  In addition to their initial capital contribution, each of the 2009 Entity Equity Holders has committed to fund the 2009 Entity a specified amount over a three-year period (the “Funding Amount”).  The percentage that the Funding Amount committed by each of the 2009 Entity Equity Holders represents of the total of all Funding Amounts is the same percentage as that 2009 Entity Equity Holder’s ownership interest in the 2009 Entity.

The 2009 Entity uses the funds provided by the 2009 Entity Equity Holders to purchase private education loans made by a lender under the 2009 Loan Program (the “2009 Originating Lender”).  The 2009 Originating Lender is currently the largest 2009 Entity Equity Holder, owning 32% of the equity of the 2009 Entity.  The 2009 Entity also uses funds that it receives from advances made by the Company under a revolving promissory note (the “Revolving Note”) to purchase private education loans made by the 2009 Originating Lender under the 2009 Loan Program.

Each of the 2009 Entity Equity Holders receives an undivided participation interest (“Participation Interest”) in each private education loan made under the 2009 Loan Program that the 2009 Entity purchases from the 2009 Originating Lender in any calendar year based on the percentage that the funds provided by the 2009 Entity Equity Holder to the 2009 Entity for the 2009 Entity’s loan purchases in that calendar year represents of the total funds used by the 2009 Entity for that purpose in that calendar year.   The total funds used by the 2009 Entity to purchase private education loans made under the 2009 Loan Program in any calendar year include advances made under the Revolving Note.  As a result, the 2009 Entity retains an undivided ownership interest in each private education loan that it purchases under the 2009 Loan Program in any calendar year (the “Retained Interest”).  The Retained Interest is the percentage that the advances under the Revolving Note used by the 2009 Entity to purchase private education loans made under the 2009 Loan Program in any calendar year represents of the total funds used by the 2009 Entity to purchase private education loans under the 2009 Loan Program in that calendar year.

The 2009 Entity Equity Holders and 2009 Entity receive a percentage of the funds from the repayment of the private education loans owned by the 2009 Entity equal to their respective Participation Interests and Retained Interest in those loans. All payments received by the 2009 Entity on the private education loans that are attributable to the Retained Interest must be used first by the 2009 Entity to repay its obligations under the Revolving Note.

The Company entered into the 2009 RSA with the 2009 Entity under which the Company guarantees the repayment of any private education loans made under the 2009 Loan Program that are charged off above a certain percentage, based on the annual dollar volume.  The loan charge-off percentage in the 2009 RSA that triggers the Company’s guarantee obligation is higher than the Company’s historical charge-off experience associated with private education loans in similar programs.   The 2009 Entity Equity Holders, as the holders of Participation Interests and as the equity holders of the 2009 Entity with respect to the Retained Interest, absorb the losses on the private education loans that are charged off up to this percentage.

The Company determined that it holds variable interests in the 2009 Entity as a result of the Revolving Note and 2009 RSA.  To determine whether it is the primary beneficiary of the 2009 Entity, the Company:

•	assessed the risks that the 2009 Entity was designed to create and pass through to its variable interest holders;
•	identified the variable interests in the 2009 Entity;
•	identified the other variable interest holders and their involvement in the activities of the 2009 Entity;
•	identified the activities that most significantly impact the economic performance of the 2009 Entity;
•	determined how the power to direct the significant activities of the 2009 Entity is exercised;
•	determined whether the Company has the power to direct those activities; and
•	determined whether the Company has the right to receive the benefits from, or the obligation to absorb the losses of, the 2009 Entity that could potentially be significant to the 2009 Entity.

To identify the activities of the 2009 Entity that most significantly impact the economic performance of the 2009 Entity, the Company analyzed the impact that the following variables have on the performance of a portfolio of private education loans:

•	the composition of the credit profiles of borrowers;
•	the interest rates and fees charged on the loans;
•	the default rates and timing of the defaults associated with similar types of loans; and
•	the prepayment and the speed of repayment associated with similar types of loans.

As a result of that analysis, the Company determined that the economic performance of the 2009 Entity is most significantly impacted by the activities associated with:

•	the underwriting criteria of, and the interest rates and fees charged on, the private education loans acquired by the 2009 Entity; and
•	the performance of the portfolio of private education loan assets owned by the 2009 Entity.

The economic performance of the 2009 Entity is affected by the underwriting criteria of, and the interest rates and fees charged on, the private education loans purchased by the 2009 Entity under the 2009 Loan Program.  The underwriting criteria of the private education loans acquired by the 2009 Entity were established by the 2009 Originating Lender in consultation with the 2009 Entity as part of the development of the 2009 Loan Program.  The 2009 Originating Lender has engaged an agent, which is unaffiliated with the Company, to perform the Originating Lender’s loan origination activities under the 2009 Private Loan Program (the “2009 Originating Agent”).  The 2009 Originating Agent originates the private education loans pursuant to the established underwriting criteria and guidelines of the 2009 Loan Program.  The Company did not, and does not, have the power to determine the underwriting criteria of the private education loans made under the 2009 Loan Program, and the Company does not have the power to remove the 2009 Originating Agent.

The 2009 Entity, in conjunction with the 2009 Originating Lender, establishes the interest rates and fees charged on the private education loans made under the 2009 Loan Program.  Each 2009 Entity Equity Holder has a representative on the governing board of the 2009 Entity (the “2009 Entity Board”), which governs and makes the decisions of the 2009 Entity.  The Company is neither a 2009 Entity Equity Holder nor affiliated with any of the 2009 Entity Equity Holders, and the Company does not have any representation on the 2009 Entity Board.  In addition, the Company did not, and does not, have the power to determine the interest rates and fees charged on the private education loans made under the 2009 Loan Program.  The 2009 Entity Equity Holders, acting through the 2009 Entity Board, have exercised their power to change the interest rates charged on the private education loans made under the 2009 Loan Program.

The activities related to the performance of the private education loan assets owned by the 2009 Entity include:

•	the acquisition of private education loans under the 2009 Loan Program that satisfy the underwriting criteria;
•	the appointment and removal of the entity that services the private education loans;
•	the establishment of the servicing guidelines for the private education loans; and
•	directing the activities of the entity that services the private education loans.

The 2009 Entity purchases private education loans made under the 2009 Loan Program from the 2009 Originating Lender that satisfy the specified underwriting criteria.  The acquisition of private education loans under the 2009 Loan Program that satisfy the established underwriting criteria affects the economic performance of the 2009 Entity with respect to the interest and fees earned on its private education loan portfolio.  The Company did not determine the eligibility requirements of the private education loans that the 2009 Entity purchases.  The 2009 Entity has engaged a program manager (the “2009 Program Manager”), which is unaffiliated with the Company, to perform the general management functions of the 2009 Entity, including those related to its participation in the 2009 Loan Program.  The 2009 Program Manager represents the 2009 Entity in connection with the purchase of the private education loans under the 2009 Loan Program.  The Company does not direct the activities of the 2009 Program Manager or have the power to remove the 2009 Program Manager, but if the 2009 Program Manager is removed, the Company’s protective rights allow it to approve the 2009 Entity’s selection of a new program manager.

The servicing of the private education loans owned by the 2009 Entity is performed by an entity unaffiliated with the Company (the “2009 Servicer”), which was selected by the 2009 Entity Equity Holders acting through the 2009 Entity Board.  The entity serving as the 2009 Servicer is also the 2009 Originating Agent.  The 2009 Entity has the power to select a new servicer, should the 2009 Servicer be removed, subject to the Company’s protective right to approve the new servicer.  The 2009 Servicer cannot be removed from that role, however, unless it materially breaches its agreement with the 2009 Entity and such breach is not cured within the applicable cure period.

The servicing guidelines include the policies and procedures followed by the 2009 Servicer in servicing the private education loans owned by the 2009 Entity.  These policies and procedures were established with input from the various participants in the 2009 Loan Program.  The 2009 Entity and 2009 Servicer have the power to change the servicing guidelines for the private education loans purchased by the 2009 Entity under the 2009 Loan Program, subject to the Company’s protective right of approval.

The 2009 Entity has the primary responsibility for directing and monitoring the activities of the 2009 Servicer. The 2009 Entity has delegated the supervision and monitoring of the 2009 Servicer to the 2009 Program Manager.  The 2009 Entity, however, retains the authority to direct the 2009 Servicer with respect to decisions related to granting forbearances on the private education loans and directing the disposition of charged-off loans.  While the 2009 Entity has the power to direct, and has directed on a regular basis, all of the activities of the 2009 Servicer (principally through the 2009 Program Manager), multiple parties under the 2009 Loan Program agreements (including the Company)  have an ability to direct the activities of the 2009 Servicer.  The 2009 Loan Program agreements, however, do not specify how or when that ability might be exercised by the Company.  The Company considers these provisions of the 2009 Loan Program agreements as conferring on the Company a protective right that would operate in the event the 2009 Entity, whether through the 2009 Program Manager or otherwise, fails to adequately direct the activities of the 2009 Servicer. The 2009 Entity (through the 2009 Board) selected both the 2009 Servicer and the 2009 Program Manager, and the 2009 Entity (through the 2009 Program Manager) is the only party to the 2009 Loan Program agreements that has directed the activities of the 2009 Servicer.  Neither the 2009 Entity nor the 2009 Program Manager is required to obtain the consent of any other party in the exercise of its right to direct the activities of the 2009 Servicer.

The Company determined that establishing the underwriting criteria of, and the interest rates and fees charged on, the private education loans and the servicing of the private education loans were the activities that most significantly impact the economic performance of the 2009 Entity.  Based on the factors described above, the Company concluded that it does not direct the activities that most significantly impact the economic performance of the 2009 Entity.

In addition, the Company has determined that it does not have:

•	the obligation to absorb losses that could potentially be significant to the 2009 Entity; or
•	the right to receive benefits that could potentially be significant to the 2009 Entity.

Any potentially significant losses of, or benefits to, the 2009 Entity would be absorbed or received by the 2009 Entity Equity Holders.  The 2009 Entity Equity Holders absorb all losses on the private education loans purchased by the 2009 Entity under the 2009 Loan Program up to a certain percentage of those loans that are charged-off, as specified in the 2009 RSA.  Under the 2009 RSA, the Company guarantees the repayment of any of the 2009 Entity’s private education loans that are charged-off above that percentage.  In order to trigger the Company’s guarantee obligations under the 2009 RSA, the percentage of the 2009 Entity’s private education loans purchased under the 2009 Loan Program that are charged-off would have to be significantly higher than the Company’s historical experience with private education loans under similar programs.  As a result, the Company does not believe that it will be required to absorb any losses that could potentially be significant to the 2009 Entity.

The Company also does not believe that it will be required to absorb any losses from its investment in the Revolving Note, because of the priority of the Revolving Note in the 2009 Entity’s payment obligations and the overcollateralization of the Revolving Note.  As noted above, all payments received by the 2009 Entity on the private education loans that are attributable to the Retained Interest must be used first by the 2009 Entity to repay its obligations to the Company under the Revolving Note.  The overcollateralization of the Revolving Note is primarily the result of the excess interest earned on the portion of the private education loans that comprises the Retained Interest (and serves as collateral for the repayment of the Revolving Note) over the interest payable on the Revolving Note.

As a result, the Company has neither the obligation to absorb losses of the 2009 Entity that could potentially be significant to the 2009 Entity, nor the right to receive benefits from the 2009 Entity that could potentially be significant to the 2009 Entity.

Following this analysis, the Company also considered whether its economics from the 2009 Entity in relation to its obligation to absorb losses of, or receive benefits from, the 2009 Entity are not disproportionately greater than its power to direct the activities that most significantly impact the economic performance of the 2009 Entity.  The Company concluded that it has limited power to direct the activities that most significantly impact the economic performance of the 2009 Entity, which is proportional to the insignificant amount of losses that it believes that it would absorb or benefits that it would receive.

Based on the Company’s determination that:

•	it does not direct the activities that most significantly impact the economic performance of the 2009 Entity;
•	it does not have the obligation to absorb losses of the 2009 Entity that could potentially be significant to the 2009 Entity;
•	it does not have the right to receive benefits from the 2009 Entity that could potentially be significant to the 2009 Entity; and
•
the insignificant losses that it would absorb or benefits that it would receive are proportional to the Company’s limited power to direct the activities that most significantly impact the economic performance of the 2009 Entity, the Company concluded that it does not have a controlling financial interest in the 2009 Entity and, therefore, is not the primary beneficiary of the 2009 Entity.

Disclosures
The Company will expand the discussion of the 2009 Loan Program in a separate footnote to its Condensed Consolidated Financial Statements in its future filings, substantially as follows (dollars are in thousands):

“On February 20, 2009, we entered into agreements with an unaffiliated entity (the “2009 Entity”) to create a program that makes private education loans available to our students to help pay the students’ cost of education that student financial aid from federal, state and other sources do not cover (the “2009 Loan Program”).  Under the 2009 Loan Program, an unaffiliated lender makes private education loans to our eligible students and, subsequently, sells those loans to the 2009 Entity.  The 2009 Entity purchases the private education loans from the lender utilizing funds received from its owners in exchange for participation interests in the private education loans acquired by the 2009 Entity. The lender disburses the proceeds of the private education loans to us for application to the students’ account balances with us that represent their unpaid education costs.  Approximately $_____ of private education loans have been disbursed to us under the 2009 Loan Program.

In connection with the 2009 Loan Program, we entered into a risk sharing agreement (the “2009 RSA”) with the 2009 Entity under which we have guaranteed the repayment of any private education loans that are charged off above a certain percentage of the private education loans made under the 2009 Loan Program, based on the annual dollar volume.    See Note ____ – Contingencies, for further discussion of the 2009 RSA.

In addition, we have made advances to the 2009 Entity under a revolving promissory note (the “Revolving Note”).  During the fiscal quarter ended ___________, 20__, we provided $_______ in advances to the 2009 Entity under the Revolving Note that we were not contractually required to provide.  The advances under the Revolving Note, which bear interest, were used by the 2009 Entity to purchase additional private education loans under the 2009 Loan Program.  We made the advances instead of retaining the funds and providing internal student financing, which is non-interest bearing.   We do not intend to significantly increase the amount of advances that we make to the 2009 Entity under the Revolving Note in the foreseeable future.

The 2009 Entity is a variable interest entity under ASC 810.  We held variable interests in the 2009 Entity as of ___________, 20___ as a result of the Revolving Note and 2009 RSA.  To determine whether we were the primary beneficiary of the 2009 Entity, we:

•	assessed the risks that the 2009 Entity was designed to create and pass through to its variable interest holders;
•	identified the variable interests in the 2009 Entity;
•	identified the other variable interest holders and their involvement in the activities of the 2009 Entity;
•	identified the activities that most significantly impact the 2009 Entity’s economic performance;
•	determined whether we have the power to direct those activities; and
•	determined whether we have the right to receive the benefits from, or the obligation to absorb the losses of, the 2009 Entity that could potentially be significant to the 2009 Entity.

To identify the activities of the 2009 Entity that most significantly impact the economic performance of the 2009 Entity, we analyzed various possible scenarios of private education loan portfolio performance.  In our analysis, we made what we believe are conservative assumptions based on historical data for the following key variables:

•	the composition of the credit profiles of borrowers;
•	the interest rates and fees charged on the loans;
•	the default rates and the timing of defaults associated with similar types of loans; and
•	the prepayment and the speed of repayment associated with similar types of loans.

We determined that the activities of the 2009 Entity that most significantly impact its economic performance involve establishing the underwriting criteria of, and the interest rates and fees charged on, and the servicing (which includes the collection) of, the private education loans purchased by the 2009 Entity under the 2009 Loan Program.  Based on our analysis, we concluded that we are not the primary beneficiary of the 2009 Entity, because we do not direct those activities.  In addition, we do not have the obligation to absorb losses of, or the right to receive benefits from, the 2009 Entity that could potentially be significant to the 2009 Entity.  As a result, we are not required under ASC 810 to include the financial results of the 2009 Entity in our condensed consolidated financial statements for the fiscal quarter ended ______________, 20___.  Our conclusion that we are not the primary beneficiary of the 2009 Entity did not change from the prior reporting period.  Therefore, there was no effect on our condensed consolidated financial statements.”

2007 RSA
The Company is also a party to a risk sharing agreement with a different unaffiliated entity (the “2007 Entity”) for certain private education loans that were made to the Company’s students in 2007 and early 2008 (the “2007 RSA”) by lenders affiliated with the 2007 Entity.  Under the 2007 RSA, the Company guarantees the repayment of any private education loans that are charged off above a certain percentage of the total dollar volume of private education loans made under the 2007 RSA to the Company’s students.

The 2007 Entity is an affiliate of a large, publicly-traded company, and performs origination and servicing for the lenders that made private education loans subject to the 2007 RSA, as well as other agreements and arrangements with other educational institutions across the United States.  Under the terms of the 2007 RSA, the 2007 Entity may, on behalf of the lenders and without the input, consent or other approval of the Company:

•	modify, renew, extend, accelerate or compromise the time for payment, change the manner, or reduce the amount, of payment, or reduce the amount of a private education loan;
•	reduce the rate of interest charged on a private education loan;
•	modify, waive or suspend any other covenant, term or condition of a private education loan;
•	release, substitute or add any one or more co-signers, guarantors or endorsers, or accept, release, waive or subordinate security for a private education loan; and
•	release or discharge all or any part of a private education loan.

The Company identified that the 2007 RSA may be a variable interest in the 2007 Entity. Based on the limited information available from the 2007 Entity and its affiliates, the Company could not conclude whether the 2007 Entity was a VIE.  Nevertheless, the Company has no power to direct any of the activities of the 2007 Entity and has no other agreements or arrangements with the 2007 Entity, its affiliates or the lenders to which the 2007 Entity provides services.  As a result, the Company concluded that, even if the 2007 Entity was a VIE, the Company did not satisfy the Power Criteria under 25-38A and, therefore, would not be the primary beneficiary of the 2007 Entity.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements

3.
Comment: Expand your disclosure to discuss the economic reasons for your involvement in the PEAKS Private Student Loan Program.  Also disclose the advantage of entering into the PEAKS program compared to your participation in risk sharing arrangements of the 2009 RSA.

Response:
In future filings, in the Off-Balance Sheet Arrangements section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company will expand its disclosure of the PEAKS Program to explain the economic reasons for its involvement in the PEAKS Program and the advantages of the PEAKS Program relative to the 2009 RSA, substantially as follows:

“We entered into the PEAKS Program to offer our students another source of private education loans that they could use to help pay their education costs owed to us and to supplement the limited amount of private education loans available to our students under other private education loan programs, including the 2009 Loan Program.  Under the PEAKS Program, our students will have access to a greater amount of private education loans, which should result in a reduction in the amount of internal student financing that we provide to our students.”

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (317) 706-9486 or dmfitzpatrick@ittesi.com.

Sincerely,

/s/ Daniel M. Fitzpatrick
Daniel M. Fitzpatrick
Executive Vice President,
   Chief Financial Officer